SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.
(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1          NICE Actimize Launches the Next Generation of Financial Crime and Compliance Investigations with New Generative AI Solutions, dated February 15, 2024.

99.2          NICE Inform Elite Wins ASTORS Award for Best 911 Center Solution, dated February 26, 2024.

99.3          NICE Selected by DiDi Global to Deliver Real-time AI Driven Personalized Interactions, dated February 27, 2024.

99.4          NICE’s Evidencentral Digital Evidence Management Platform Receives ASTORS’ Best Investigation Solution Award, dated February 28, 2024.

99.5          NICE Named a Leader in the IDC MarketScape: Worldwide Digital Evidence Management Solutions for Law Enforcement 2023, dated February 29, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. Name: /s/ Tali Mirsky Title: Corporate VP, General Counsel and Corporate Secretary Dated: March 6, 2024

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1          NICE Actimize Launches the Next Generation of Financial Crime and Compliance Investigations with New Generative AI Solutions, dated February 15, 2024.

99.2          NICE Inform Elite Wins ASTORS Award for Best 911 Center Solution, dated February 26, 2024.

99.3          NICE Selected by DiDi Global to Deliver Real-time AI Driven Personalized Interactions, dated February 27, 2024.

99.4          NICE’s Evidencentral Digital Evidence Management Platform Receives ASTORS’ Best Investigation Solution Award, dated February 28, 2024.

99.5          NICE Named a Leader in the IDC MarketScape: Worldwide Digital Evidence Management Solutions for Law Enforcement 2023, dated February 29, 2024.